UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42379

Founder Group Limited

No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang,
Selangor Darul Ehsan, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Approval of Director Compensation Arrangements

On June 11, 2026, Founder Group Limited (the “Company”) approved remuneration arrangements for Mr. Lee Seng Chi, the chairman of the board of directors, a director and the chief executive officer of the Company, Mr. Thien Chiet Chai, a director of the Company, and each of the Company’s independent directors, for the 12-month period commencing from June 11, 2026 (the “Remuneration Arrangements”). Details of the Remuneration Arrangements are as follows:

(1)	Mr. Lee Seng Chi will receive monthly share-based compensation valued at US$17,500;

(2)	Mr. Thien Chiet Chai will receive monthly cash compensation of US$4,000 and monthly share-based compensation valued at US$7,500, representing total monthly compensation of US$11,500;

(3)	Mr. Marco Baccanello, the Company’s independent director, will receive monthly cash compensation of US$5,000;

(4)	Ms. Sin Siew Kuen, the Company’s independent director, will receive monthly cash compensation of US$2,500; and

(5)	Mr. Baharin Bin Din, the Company’s independent director, will receive monthly cash compensation of US$4,000.

The share-based compensation payable to Mr. Lee Seng Chi and Mr. Thien Chiet will be settled through the issuance of Class B ordinary shares of no par value in the Company (the “Compensation Shares”). The number of Compensation Shares to be issued for each month will be calculated by dividing the monthly share-based compensation amount by the closing price of the Company’s Class A ordinary shares, which are the Company’s listed securities on the Nasdaq Stock Market, on the last trading day of that month. The Compensation Shares will be issued on the 15th day of the following month.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Founder Group Limited

By:	/s/ Lee Seng Chi
Name:	Lee Seng Chi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Date: August 14, 2026

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